Management’s Discussion & Analysis

2003 Consolidated Financial Statements

CONTENTS

1.	INTRODUCTION	1
2.	OVERVIEW OF 2003	1
	Provides a summary of Goldcorp’s financial results and operating performance
3.	OUTLOOK FOR 2004	4
	Provides a view on production costs, exploration and cash flow
4.	RISKS & UNCERTAINTIES	5
	Identifies the risk factors for the business and the programs to mitigate them
5.	CONSOLIDATED FINANCIAL RESULTS OF OPERATIONS	6
	Analyses revenues, expenses, other income, income taxes and earnings
6.	OPERATIONAL REVIEW	10
	Discusses operating results by business unit or mine
	• Red Lake Mine
	• Wharf Mine
	• Saskatchewan Minerals
7.	LIQUIDITY AND CAPITAL RESOURCES	12
	Describes sources and uses of cash and balance sheet strength
	• Cash Resources
	• Cash Flow from Operating Activities
	• Cash Flow from Investing Activities
8.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	14
	Discusses critical accounting policies and management estimates. Includes a review of non-GAAP performance measures
9.	QUARTERLY DATA	17
10.	CONSOLIDATED FINANCIAL STATEMENTS FOR 2003	18
	• Auditors’ Report to the Shareholders
	• Consolidated Balance Sheets
	• Consolidated Statements of Earnings
	• Consolidated Statements of Retained Earnings (Deficit)
	• Consolidated Statements of Cash Flows
	• Notes to Consolidated Financial Statements

This MD&A contains certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Goldcorp are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Goldcorp’s expectations are disclosed in Goldcorp’s documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

GOLDCORP INC.     1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1. Introduction

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) together with the consolidated financial statements and accompanying notes provides a detailed account of Goldcorp Inc.’s performance.

The consolidated financial statements of Goldcorp Inc. (“Goldcorp”) have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Goldcorp’s policies are consistent with accounting policies generally accepted in the United States (“US GAAP”) in all material respects except as outlined in Note 15 to the consolidated financial statements.

Goldcorp’s consolidated financial statements are expressed in US dollars. All amounts in this report are in US dollars, except where otherwise indicated.

The MD&A includes certain forward-looking statements. Please read the cautionary note on the inside cover of this report.

2. Overview of 2003

Goldcorp is a North American based gold producer engaged in exploration, extraction, and processing of gold. The Company’s primary asset and key value driver is its Red Lake Mine, which, in 2003, produced 532,028 ounces of gold, making it the largest producing gold mine in Canada for the third consecutive year. Goldcorp has a strong and liquid balance sheet, no debt and has not hedged or sold forward any of its future gold production.

Goldcorp’s other operations include the Wharf Mine, a gold mine located in the Black Hills of South Dakota, USA and Saskatchewan Minerals, an industrial minerals operation in Saskatchewan, Canada, which produces natural sodium sulphate used primarily in the detergent industry.

Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets in areas of low political risk. At the end of 2003, Goldcorp had treasury assets with a market value of $409.7 million, comprised of cash and short-term investments of $379.0 million, gold bullion of $8.7 million and marketable securities of $22.0 million.

Goldcorp is listed on the New York and Toronto Stock Exchanges and its options trade on the American Stock Exchange, the Chicago Board of Options Exchange and the Pacific Stock Exchange in the United States and on the Montreal Exchange in Canada. By market capitalization, Goldcorp is one of the top ten gold producers globally.

Financial Results
(in millions of US dollars, except per share amounts)

	2003	% Change	2002	% Change	2001
Revenues	$262.6	41.8%	$185.2	8.7%	$170.3
Revenues from gold sales	$249.0	45.4%	$171.2	8.8%	$157.3
Realized gold price ($/oz)	367	17.6%	312	15.1%	271
Actual average gold price ($/oz)	364	17.1%	310	14.4%	271
Earnings*	$98.8	44.9%	$68.2	31.2%	$52.0
Per Share: Basic	$0.54	38.5%	$0.39	21.9%	$0.32
Diluted	$0.53	43.2%	$0.37	19.4%	$0.31
Operating cash flow	$95.2	(8.5%)	$104.1	8.9%	$95.6
Per Share: Basic[1]	$0.52	(11.9%)	$0.59	1.7%	$0.58
Diluted[1]	$0.51	(10.5%)	$0.57	0.0%	$0.57

*	Prior year earnings, earnings per share and other figures presented in the MD&A have been restated to reflect the adoption of CICA 3110 in respect of Asset Retirement Obligations, see Note 3(b) to the Consolidated Financial Statements.

[1]	For an explanation of non-GAAP performance measures refer to pages 15 and 16.

2     GOLDCORP INC.

Revenues in 2003 increased 41.8% from last year. Revenues were significantly higher than 2002 due to the sale of current year production along with ounces accumulated from prior years production and an increase in the price of gold. Beginning in the second half of 2001, Goldcorp began accumulating a significant gold bullion inventory by withholding from sale a portion of the Company’s gold production in anticipation of higher gold prices. At the beginning of 2003, 95,882 ounces of gold held back from sale had been accumulated of which 35,061 ounces were produced in 2001 and 60,821 were produced in 2002. During the nine months ended September 30, 2003, an additional 47,031 ounces of produced gold were held back from sale to bring Goldcorp’s produced gold inventory to 142,913 ounces at September 30, 2003. During the fourth quarter of 2003, Goldcorp sold these holdings of produced gold bullion at an average sales price of $388 per ounce resulting in an additional $37.2 million in revenue for 2003. Additionally, the significant increase in gold price has also contributed to revenue growth as average realized gold prices for the year improved by 17.6%, consistent with the increase in average spot price from $310 in 2002 to $364 in 2003. In 2003, Goldcorp also sold its holdings of purchased gold bullion, the benefit of which is reflected in other income.

The higher revenues together with the continued strong operating performance at the Red Lake Mine contributed to a consolidated gross operating margin of 66%, compared to 65% for 2002 and 63% in 20011. Earnings in 2003 of $98.8 million also include a pre-tax gain on marketable securities of $10.2 million.

Subsequent to the sale of gold bullion in the fourth quarter, Goldcorp has resumed the policy of holding back gold bullion production from sale in anticipation of higher prices. At December 31, 2003, 20,791 ounces of 2003 production, with a cost of $3.9 million and a market value of $8.7 million, were withheld from sale reflecting approximately 13% of fourth quarter production. Goldcorp may also supplement its bullion holdings through open market purchases at its discretion.

Operating Results
(in US dollars, except gold production ounces)

	2003	% Change	2002	% Change	2001
Gold Production (oz)
Red Lake Mine	532,028	1.2%	525,930	4.5%	503,385
Wharf Mine	70,817	(13.6%)	81,989	(21.2%)	104,018

Total ounces produced	602,845	(0.8%)	607,919	0.1%	607,403

Total ounces sold	677,936	23.9%	547,098	(5.3%)	577,736

Production Costs ($/oz)[1]
Red Lake Mine
Cash cost	$80	23.1%	$65	10.2%	$59
Non-cash cost	31	6.9%	29	(12.1%)	33

Total cost — Red Lake Mine	$111	18.1%	$94	2.2%	$92

Wharf Mine
Cash cost	$276	10.4%	$250	19.0%	$210
Non-cash cost	87	45.0%	60	275.0%	16

Total cost — Wharf Mine	$363	17.1%	$310	37.2%	$226

Weighted average
Cash cost	$100	7.5%	$93	9.4%	$85
Non-cash cost	37	12.1%	33	10.0%	30

Total cost — Goldcorp	$137	8.7%	$126	9.6%	$115

[1] For an explanation of non-GAAP performance measures refer to pages 15 and 16.

GOLDCORP INC.     3

Bullion Adjusted Earnings and Bullion Adjusted Cash Flow illustrate, on an after-tax basis, the normalized earnings and per share amounts had bullion been sold in the year produced. These are not GAAP measures of earnings or cash flow and are unlikely to allow meaningful comparability to other companies.

Impact of Selling Prior Year’s Gold Production

Revenue from gold bullion production is recognized when title passes to the purchaser and as a result revenue is recorded when the gold is sold, not when it is produced. Unlike other gold producers, Goldcorp strategically holds back the sale of gold bullion ounces in anticipation of higher prices. Goldcorp began 2003 with a bullion inventory of 95,882 ounces of gold. During the first nine months of 2003, Goldcorp withheld from sale 47,031 ounces of produced gold, increasing the September 30, 2003 inventory of produced gold to 142,913 ounces. During the fourth quarter this inventory was sold, while approximately 13% of the production from the fourth quarter was withheld leaving a December 31, 2003 produced gold inventory balance of 20,791. Quarterly movement in Goldcorp’s purchased gold bullion during 2003 is outlined below:

	First	Second	Third	Fourth
	quarter	quarter	quarter	quarter
Opening balance	95,882	99,759	121,407	142,913
Ounces produced	133,743	149,354	161,459	158,289
Inventoried ounces sold	—	—	—	(142,913)
Ounces sold	(129,866)	(127,706)	(139,953)	(137,498)

Closing balance	99,759	121,407	142,913	20,791

Had Goldcorp only sold the gold produced in 2003, the Company would have sold 602,845 ounces compared to 677,936 ounces actually sold or 11% fewer ounces. This would have reduced earnings by $13.1 million ($0.07 per share) to $85.7 million ($0.47 per share). Cash flow from operating activities for 2003 would have been reduced by $30.7 million ($0.17 per share) to $64.5 million ($0.35 per share). Between the third quarter of 2001, when the Company began holding back gold, and the end of the third quarter of 2003, the average gold price was $316 per ounce. In comparison, we realized $388 per ounce on these sales, or a $72 per ounce premium, resulting in an additional $10.3 million in revenue.

4     GOLDCORP INC.

Bullion Adjusted Results
(in millions of US dollars, except per share amounts)

	2003	% Change	2002	% Change	2001
Earnings, as reported	$98.8	44.9%	$68.2	31.2%	$52.0
Change in earnings (net of taxes) if all gold bullion was produced and sold during the same period	(13.1)	N/A	6.7	123.3%	3.0

Bullion adjusted earnings	$85.7	14.4%	$74.9	36.2%	$55.0

Bullion adjusted earnings per share
Per Share: Basic	$0.47	11.2%	$0.42	23.5%	$0.34
Diluted	$0.46	11.1%	$0.41	24.2%	$0.33

Operating cash flow, as reported	$95.2	(8.5%)	$104.1	8.9%	$95.6
Change in cash flow (net of taxes) if all gold bullion was produced and sold during the same period	(30.7)	N/A	15.9	96.3%	8.1

Bullion adjusted cash flow	$64.5	(46.3%)	$120.0	15.7%	$103.7

Bullion adjusted cash flow per share
Per Share: Basic	$0.35	(48.5%)	$0.68	7.9%	$0.63
Diluted	$0.34	(47.7%)	$0.65	4.8%	$0.62

Due to Goldcorp’s continued strong financial performance and its increased earnings, the Company increased the annual dividend by 25% in the first quarter of 2003 to $0.15 per share from $0.12 per share, and changed its payment dates from quarterly to bi-monthly (6 times per year). In the fourth quarter of 2003, Goldcorp announced another 20% increase to the dividend to $0.18 per share and increased the frequency of payments from bi-monthly to monthly. In total, shareholders during 2003 received five bi-monthly dividend payments of $0.025 per share and two monthly dividend payments of $0.015 per share. This resulted in total cash dividends of $28.4 million, or $0.155 per share, being paid out in 2003 compared to $19.6 million, or $0.11 per share, paid in 2002. A special $0.10 per share dividend was announced on December 10, 2003, paid to shareholders of record on January 6, 2004. At the current dividend rate, shareholders in 2004 are expected to receive an annual dividend payment of $0.18 per share, exclusive of the special dividend.

3. Outlook for 2004

Goldcorp anticipates continuing strong operating results in 2004. Total production for 2004 is forecast at approximately 595,000 ounces, compared with production of 602,845 ounces in 2003. Consolidated cash cost is expected to be $106 per ounce and non-cash cost is expected to be $41 per ounce for total costs of $147 per ounce. This compares with $100 cash cost per ounce, $37 non-cash cost per ounce and total costs of $137 per ounce for the year ended December 31, 2003.

The Red Lake Mine is planning to produce approximately 525,000 ounces of gold in 2004, which includes 51,000 ounces of gold produced from concentrate. Average mill head grade is projected to be 2.24 opt (76.8 gpt) with an average recovery rate at the mine of 89.0%. The production forecast is based on milling 650 tons per day, compared with a rate of 663 tons per day in 2003. Cash costs are budgeted to be $86 per ounce ($80 in 2003) while total costs are expected to be $121 per ounce, compared with $111 in 2003. The expected higher costs are largely due to a strengthening Canadian dollar.

The Wharf Mine is forecast to produce 70,000 ounces of gold in 2004, compared with 70,817 ounces in 2003. Total costs are budgeted at $325 and represent a reduction of $38 over 2003.

The Goldcorp exploration program (which includes both expensed and deferred portions) is budgeted to be $17.7 million, compared to $19.3 million in 2003.

GOLDCORP INC.     5

The 2004 budget includes the ongoing project to expand the Red Lake Mine by sinking a new shaft to a depth of 7,150 feet with a capacity of 4,000 tons per day and expanding the mill capacity to 1,000 tons per day. The remaining cost of the project over the next 3 years is budgeted to be $61 million with $30 million earmarked to be spent in 2004.

A further decline in the US dollar, the growing geopolitical tensions, decreasing investor and consumer confidence and lower levels of producer hedging have the potential to push gold prices higher. Goldcorp has no debt and its gold production is entirely unhedged enabling it to fully participate in higher gold prices.

Goldcorp will issue a separate report titled “Outlook 2004”, available later in the year, which will provide a more comprehensive discussion of the Company’s strategies, targets, reserves, exploration objectives and financial forecasts.

4. Risks & Uncertainties

Gold Price

Goldcorp’s profitability is linked to the price of gold as its revenues are derived primarily from gold mining. Gold prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand, political and economic conditions and production costs in major gold producing regions. Worldwide gold production levels also affect gold prices. In addition, the price of gold has on occasion been subject to rapid short-term changes due to speculative activities. Goldcorp is better positioned than most of its competitors in the industry to withstand low commodity prices due to the low production cost per ounce at the Red Lake Mine.

A 10% change in the average price of gold in 2003 would have had an impact of $0.10, or 19%, on basic earnings per share and a $0.14, or 27%, impact on cash flow per share. This includes the impact on operations as well as on the gold bullion holdings.

Exploration and Development

The costs and results of Goldcorp’s exploration and development programs affect its profitability and value. As mines have limited lives based on proven and probable reserves, Goldcorp actively seeks to replace and expand its reserves, primarily through exploration and development of existing operations and, in the future, through strategic acquisitions. Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves. Based on the current production rate of 650 tons per day until 2006, then rising to 1,000 tons per day per the expansion plan, the Red Lake Mine can sustain production from its current reserves and resources for approximately 17 years.

Operational

Goldcorp’s operations are located in Canada and the United States and face low political risk. The business of gold mining involves many operational risks and hazards. Through high operational standards, emphasis on training and continuous improvement, Goldcorp works to reduce the mining risks at each of its operations. The Company also maintains insurance to cover normal business risk. The Red Lake Mine currently accounts for most of Goldcorp’s gold production and revenue and much of the Company’s exploration and development program is focused there. Any adverse development affecting the Red Lake Mine would have an adverse effect on the Company’s financial performance.

Environmental

Goldcorp’s activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. Goldcorp is required to obtain governmental permits and provide associated financial assurance to carry on certain activities. Goldcorp is also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits. While Goldcorp has budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, there can be no assurance that they will not change in the future in a manner that could have a material adverse effect on Goldcorp’s financial condition, liquidity or results of operations.

Laws and Regulations

Goldcorp’s mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. Such laws and regulations are subject to change, can become more stringent

6     GOLDCORP INC.

and compliance can therefore become more costly. Goldcorp draws on the expertise and commitment of its management team, their advisors, its employees and contractors to ensure compliance with current laws and foster a climate of open communication and co-operation with regulatory bodies.

Currency Fluctuations

Goldcorp’s operating results and cash flow are affected by changes in the US/Canadian dollar exchange rate as substantially all of the revenues are earned in US dollars but the majority of the operating and capital expenditures are in Canadian dollars. A further 10% strengthening of the Canadian dollar in 2003 vis-à-vis the US dollar would have decreased basic earnings per share and cash flow per share by $0.04, or 7%, and $0.06 per share, or 12%, respectively.

Energy Costs and Supply

Energy costs account for approximately 6% of total operating costs at the Red Lake Mine, 8% of costs at the Wharf Mine, and 34% of costs at Saskatchewan Minerals. Costs arising from the consumption of electricity and natural gas are generally subject to variations in market prices, therefore, any significant increase in market prices will increase overall operating costs. In addition, any prolonged interruption in the delivery of electricity or natural gas could disrupt operations.

5. Consolidated Financial Results of Operations

Revenues

Goldcorp’s revenues consist of sales of gold bullion (including ounces from concentrate sales) and industrial minerals. Revenues are recognized when ownership passes to the purchaser, in accordance with GAAP. Gold bullion is sold to financial institutions or recognized precious metals trading houses on a spot basis.

(in millions of US dollars)

	2003	% Change	2002	% Change	2001
Revenues
Gold	$248.9	45.4%	$171.2	8.8%	$157.3
Industrial Minerals	13.7	(2.1%)	14.0	6.9%	13.0

Total	$262.6	41.8%	$185.2	8.7%	$170.3

2003

Revenues from gold sales for the year ended December 31, 2003 grew by $77.7 million, or 45% over 2002. The increase in revenues was due to the sale of gold bullion ounces held back from sale in previous years and also due to the increase in gold price. Goldcorp produced 602,845 ounces of gold bullion in 2003 and sold 677,936 ounces (112% of production). This compares with 607,919 ounces produced in 2002 and 547,098 gold bullion ounces sold in the year (90% of production).

The gold price realized during the year was $367 per ounce, an improvement of $55 per ounce, or 18%, over 2002. This is consistent with the $54 per ounce, or 17% increase in average spot price during the year.

Revenues from industrial mineral sales have decreased marginally in 2003 compared to 2002. A 10% reduction in tons produced and sold have been partially offset by stronger prices during the year.

GOLDCORP INC.     7

2002

Revenues from gold sales for the year ended December 31, 2002 grew by $13.9 million, or 9%, over 2001. The gain in revenues was due to higher 2002 gold bullion prices, which more than offset Goldcorp’s decision to sell fewer ounces of gold for the year.

The gold price realized during the year was $312 per ounce, an improvement of $41 per ounce, or 15%, over 2001. Goldcorp produced 607,919 ounces of gold bullion in 2002 and sold 547,098 ounces (90%). This compares with 607,403 ounces produced in 2001 and 577,736 gold bullion ounces sold (95%).

Revenues from industrial minerals improved moderately in 2002 compared to 2001 due to better market conditions.

Expenses
(in millions of US dollars)

	2003	% Change	2002	% Change	2001
Operating	$88.5	36.6%	$64.8	4.2%	$62.2
Corporate administration	$12.1	30.1%	$9.3	82.4%	$5.1
Depreciation and depletion	$24.1	36.9%	$17.9	(11.8%)	$20.3
Exploration	$3.0	(18.9%)	$3.7	(19.6%)	$4.6

2003

Operating expenses were $88.5 million for 2003 compared to $64.8 million for 2002 and $62.2 million in 2001. The increase over 2002 of 37% is due to an increase in ounces sold and higher operating costs at the Red Lake Mine attributable to the impact of a stronger Canadian dollar on the Canadian operations. The value of the Canadian dollar has increased from an average of $0.64 in 2002 to $0.71 in 2003, an 11% increase.

Goldcorp’s consolidated weighted average cash cost of gold production was $100 per ounce in 2003 compared to $93 per ounce in 2002, an 8% increase. The increase in 2003 is attributable to several factors including the strengthening of the Canadian dollar, the increase in the amount of gold concentrate from the Red Lake Mine sent to third parties for processing, and higher operating costs at both mines. Refer to Section 6 of the MD&A which provides an operational review.

Corporate administration for the year ended December 31, 2003 was $12.1 million compared to $9.3 million in 2002. Included in corporate administration for 2003 is $1.8 million relating to stock option expense. There is no corresponding expense in 2002 or 2001 as this accounting standard was adopted prospectively. Exclusive of stock options expense, the stronger Canadian dollar has increased the cost of corporate administration in US dollar terms. In Canadian dollar terms, corporate administration costs, excluding stock options, decreased slightly compared to 2002.

As described in Note 3(a) of the Consolidated Financial Statements, the Company has elected to adopt early the amended accounting recommendations in Canada in respect of stock-based compensation. This has resulted in Goldcorp expensing a total of $2.3 million in 2003 in connection with stock options issued during the year. $1.8 million is reflected in corporate administration as noted and an additional $0.5 million is reflected in operating expense for those options issued to employees at the operations. The total impact on earnings per share was a $0.01 per share decrease. Under the early adoption provisions of the standard, prior periods are not restated, however, the pro-forma impact for 2002 is described in Note 9(f).

Depreciation and depletion costs are largely recorded on a unit-of-production basis. The increase in depreciation and depletion expense from $17.9 million to $24.1 million is primarily attributable to the increase in ounces sold during the year. Refer to the operational review for a more detailed analysis of these amounts.

8     GOLDCORP INC.

The depreciation and depletion figures have also been restated to reflect the Company’s adoption of new Canadian and US standards on asset retirement obligations. In addition, an interest expense component is now recorded to reflect an increase in the carrying amount of the asset retirement obligation. This expense is recorded as an operating expense. Refer to Note 3(b) of the Consolidated Financial Statements for additional information on the adoption of the asset retirement standard.

Exploration costs are charged to earnings up to the time that it is established that a property has reserves which are economically recoverable. Exploration expenditures to increase reserves at the Red Lake Mine are capitalized. Total exploration expenditures (both expensed and capitalized) were $19.3 million for the year ended December 31, 2003, compared with $16.4 million in 2002 and $14.4 million in 2001. Exploration expenditures expensed during the year ended December 31, 2003 were $3.0 million, compared with $3.7 million in 2002 and $4.6 million in 2001. All expenditures within this three year period relate to exploration activities at the Red Lake Mine and within the Red Lake District. The increase in total expenditures each year reflects ongoing efforts to expand our reserve base and search for additional ore bodies.

2002

Operating costs in 2002 were generally consistent with costs in 2001 with a small increase due to the processing of 25,062 ounces of higher-cost concentrate ore processed during 2002. Corporate administration costs increased in 2002 compared to 2001 due to a bonus incentive payment of $2.0 million paid in 2002, as well as increased investor relations, information technology costs and other corporate activities.

Other Income (Expense)
(in millions of US dollars)

	2003	% Change	2002	% Change	2001
Interest and other income	$7.2	80.0%	$4.0	122.2%	$1.8
Gain on sale of purchased gold bullion	$1.7	N/A	—	N/A	—
Gain (loss) on foreign currency	$(1.2)	(33.3%)	$(0.9)	N/A	$1.0
Gain (loss) on marketable securities	$10.2	(31.1%)	$14.8	N/A	$(0.6)

Interest and other income earned for the year ended December 31, 2003 was significantly higher than that earned in 2002 and 2001, due to larger average cash balances generated through operations and an equity financing in April 2002 which raised net proceeds of $137.7 million. Gains and losses on foreign currency are largely the result of the movement in the US/Canadian dollar rate of exchange on US dollar denominated assets in the Company’s Canadian operations.

During the second half of 2002 and the first quarter of 2003, the Company accumulated a purchased bullion inventory of 123,817 ounces of gold at an average cost of $322 per ounce. In the fourth quarter of 2003, this inventory of purchased bullion was sold at an average price of $388 per ounce. Although there was a $66 per ounce gain in US dollar terms, the actual reported gain, as outlined below, has largely been offset by the movement in the US/Canadian dollar rate of exchange since the purchased gold bullion was held by the Company’s Canadian operations which measure their results in the Canadian dollar.

Average			Avg.	Avg.	Effect of
gold	Average	Gain on	Cdn/US	Cdn/US	Change in	Net gain on
purchase	gold sales	increase in	exch. rate	exch. rate	Cdn/US	sale of
price	price	gold price	at purchase	at sale	exch. rate	purchased gold
$322	$388	$8,172,000	1.53	1.32	($6,508,000)	$1,664,000

Marketable securities are accounted for at the lower of their cost or market value on an individual security basis. The market value is based on the closing price reported on recognized securities exchanges and on over-the counter markets. The market value, based on closing market quotations, does not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. A write-down of an investment in marketable securities to reflect a decline in value is not reversed if there is a subsequent increase in value. In 2002, the gains on marketable securities are largely due to the disposal of positions taken in a company previously identified as an acquisition target. Gains on marketable securities in 2003 are of a similar nature.

GOLDCORP INC.     9

Income Taxes

Goldcorp’s income tax provision is calculated on the various income and mining taxes the Company is subject to in Canada and the United States. In 2003, a tax provision of $54.0 million was recorded on earnings before taxes of $152.8 million, compared with a $39.2 million provision recorded on earnings before taxes of $107.5 million in 2002, and a provision of $28.3 million on earnings before taxes of $80.3 million in 2001.

In 2003, earnings before taxes of $152.6 million were generated from the Company’s Canadian operations and earnings of $0.2 million were generated by Goldcorp’s US operations. The tax provision in the financial statements of $54.0 million is therefore largely related to Goldcorp’s Canadian operations and consisted of current income and mining taxes of $49.9 million and $4.1 million in future income and mining taxes.

During 2003, Goldcorp booked a net decrease to the income tax provision of $1.8 million resulting from legislation rate changes. The Company recorded a reduction to income tax expense of $3.7 million in the second quarter to reflect changes to federal resource taxation rules under the Canadian Income Tax Act. This was partially offset during the fourth quarter of 2003 when a $1.9 million provision for income tax expense was recorded as a result of changes to Ontario provincial income tax rates beginning January 1, 2004.

Goldcorp’s statutory Canadian federal and weighted average provincial income tax rate is 40%. The tax provision of $54.0 million represents an effective tax rate of 35.4% on earnings before taxes of $152.8 million. Differences between the statutory tax rate of 40% and the actual amount provided are described and reconciled in detail in Note 10(b) to the Consolidated Financial Statements.

During 2003, Goldcorp paid $75.9 million in taxes. $35.9 million related to earnings from 2002 while $40.0 million were net installments made during the year on expected earnings for 2003 and other payments. At December 31, 2003, Goldcorp had income and mining taxes payable of $16.5 million.

Additional information on income and mining taxes for the Company during the three years ended December 31, 2003, including an outline of future tax assets and liabilities as reflected on the balance sheet, are detailed in Note 10 to the Consolidated Financial Statements.

Earnings for the Year

Goldcorp generated earnings in 2003 of $98.8 million compared to earnings in 2002 of $68.2 million, and $52.0 million in 2001. The improvement over 2002 is due to a continued rise in the gold price, sales of prior year gold bullion production, and continued strong operating results. These factors have been partially offset by a strengthening Canadian dollar and higher operating costs at the Red Lake and Wharf Mines.

Earnings increased to $0.54 per share in 2003, a $0.15 increase over 2002 and an increase of $0.22 per share over the 2001.

The net profit margin, defined as earnings as a percentage of revenues, was 38% in 2003, increased slightly compared to 37% in 2002. Return on equity and invested capital1 was 23% in 2003 compared with 27% in 2002, and 37% in 2001. The lower return in 2003 and 2002 as compared to 2001 was due to an expanded equity base resulting from of the equity issue completed in April 2002 and an increased retained earnings balance from prior year’s earnings.

[1] For an explanation of non-GAAP performance measures refer to pages 15 and 16.

10     GOLDCORP INC.

6. Operational Review

Red Lake Mine

Operating Data	2003	% Change	2002	% Change	2001
Tons of ore milled	242,082	(7.2%)	239,482	(2.9%)	246,618
Tons of ore milled per calendar day	663	1.1%	656	(3.0%)	676
Average mill head grade (ounces per ton)	2.20	(3.1%)	2.29	1.3%	2.26
Average recovery rate	88.6%	(2.5%)	90.8%	2.6%	88.5%
Ounces of gold produced	532,028	1.2%	525,930	4.5%	503,385
Ounces of gold sold	610,334	31.7%	463,524	(2.8%)	477,120
Operating cost per ounce
Cash production cost	$80	23.1%	$65	10.2%	$59
Non-cash cost	31	6.9%	29	(12.1%)	33

Total operating cost	$111	18.1%	$94	2.2%	$92

Financial Data
(in millions of US dollars)

	2003	% Change	2002	% Change	2001
Revenues	$224.0	54.6%	$144.9	11.8%	$129.6
Operating profit	$153.0	55.2%	$98.6	15.6%	$85.3
Operating margin (%)	68%	1.5%	65%	3.2%	63%
Operating cash flow	$171.8	53.4%	$112.0	10.9%	$101.0

Red Lake delivered excellent results for the year ended December 31, 2003. Significant milestones were reached in 2003; employees completed three years of full production without a lost time accident and Red Lake Mine produced over 1.5 million ounces of gold during the same period.

Gold production for the year was 532,028 ounces, an increase of 6,098 ounces, or 1% over 2002. The increase in production is primarily related to the increase in bullion recovered from concentrate (60,803 ounces in 2003 compared with 25,062 ounces in 2002). The recovery rate at the mine was 88.6%, compared with 90.8% in 2002. The Red Lake Mine exceeded its production budget by 5%, while meeting its plans for underground mine development and conducting an extensive exploration program. Cash cost at the Red Lake Mine increased by $15 per ounce, or 23%, between 2002 and 2003. The increase of $15 per ounce in cash cost in 2003 can be attributed to a stronger Canadian dollar ($8 per ounce), a larger percentage of higher cost concentrate ounces ($2 per ounce), and an increased level of underground development, increased contractor labour costs and a slightly lower grade and recovery rate, leading to higher operating costs on a per ounce basis ($5 per ounce).

Gold not recovered through the primary extraction process is stockpiled in concentrate form, transported and subsequently processed by a third party. Due to the secondary processing required, the production cost of ounces produced from concentrate is higher than the cost of ounces produced on site. Currently, Goldcorp ships concentrate to two facilities for processing: Barrick’s Goldstrike Mine in Nevada and Placer Dome’s Campbell Mine, which is located adjacent to the Red Lake Mine. Red Lake recovered 60,803 ounces of gold from concentrate at the Campbell Mine at a cash cost of $131 per ounce and a total cost of $161 per ounce (including both inventoried mining and milling costs, and transportation and secondary processing costs).

Also recovered during the year were 12,568 ounces of gold from “Old Concentrate” at a cash cost of $212 per ounce (including transportation and secondary processing costs only). Old Concentrate refers to concentrate produced from the sulphide ore mined prior to the shutdown of the mine in 1996. Ounces produced from Old Concentrate, and the associated cost per ounce, are not included in the Red Lake operating data. If the 12,568 ounces from Old Concentrate were included, year-to-date production would have been 544,596 ounces, at a cash cost of $83 per ounce and a total cost of $113 per ounce.

GOLDCORP INC.     11

A major goal of the 2003 exploration program was to increase the resources of the High Grade Zone (HGZ) in order to increase mine life and justify an expanded production rate. This was achieved as the exploration program has added to resources more ounces than mined during the year. The total proven and probable reserves at the Red Lake Mine for December 31, 2003 were estimated at 3.6 million tons of ore at a grade of 1.38 ounces per ton (opt) (47.3 grams per tonne (gpt)), for 4.9 million contained ounces of gold, compared with 5.1 million contained ounces of gold in 2002. The sulphide reserves make up 1.6 million tons of ore at an average grade of 0.34 opt (19.4 gpt), for approximately 0.5 million contained ounces of gold. These estimates are based on a gold price of $350 per ounce and are audited by a firm of independent consulting geologists and engineers.

Wharf Mine

Operating Data	2003	% Change	2002	% Change	2001
Tons of ore mined (000’s)	3,587	(14.8%)	4,210	(3.1%)	4,345
Tons of waste removed (000’s)	10,835	(12.0%)	12,319	66.0%	7,423
Ratio of waste to ore	3.02:1	3.1%	2.93:1	71.3%	1.71:1
Tons of ore processed (000’s)	3,593	(15.5%)	4,251	0.8%	4,217
Average grade of gold processed (opt)	0.029	7.4%	0.027	(10.0%)	0.030
Ounces of gold produced	70,817	(13.6%)	81,989	(21.2%)	104,018
Ounces of gold sold	67,602	(19.1%)	83,574	(16.9%)	100,616
Operating cost per ounce
Cash production cost	$258	9.3%	$236	21.0%	$195
Royalties and severance taxes	18	28.6%	14	(6.7%)	15

Total cash cost	$276	10.4%	$250	19.0%	$210
Non-cash cost	87	45.0%	60	275.0%	16

Total operating cost	$363	17.1%	$310	37.2%	$226

Financial Data
(in millions of US dollars)

	2003	% Change	2002	% Change	2001
Revenues	$24.9	(5.7%)	$26.4	(4.7%)	$27.7
Operating profit (loss)	$0.1	(50.0%)	$0.2	(95.5%)	$4.4
Operating margin (%)	—	(100.0%)	1%	(95.2%)	16%
Operating cash flow	$6.1	15.1%	$5.3	(11.7%)	$6.0

The open pit Wharf Mine in South Dakota is expected to reach the end of its economic life within the next 3 years. During 2003, operations remained focused on the Trojan Pit. Due to greater hauling distances and a higher strip ratio, increased costs have resulted compared with prior years. The change in ore composition from the Trojan Pit has also slowed the rate of gold recovery from the leach pads, which contributed to higher costs.

The lower production and higher costs are reflected in a cash cost of $276 per ounce in 2003, compared with $250 in 2002. The increase in the non-cash cost is related to amortization of capitalized stripping costs incurred to access the ore in the Trojan Pit. The costs relating to stripping are capitalized and then amortized over the mine’s estimated remaining ounces of reserves.

The proven and probable reserves at December 31, 2003 were estimated at 9.8 million tons of ore at a grade of 0.033 opt (1.1 gpt), for a total gold content of 322,000 ounces.

Reclamation on the nearby Golden Reward Mine, which ceased production in 1996, progressed well during 2003. The reclamation project was estimated at $6.4 million with $4.7 million having been spent to date. The reclamation work is substantially completed, while the establishment of vegetation and monitoring of water quality will be ongoing for several years and is provided for in the $6.4 million estimate.

12     GOLDCORP INC.

Saskatchewan Minerals

Operating Data	2003	% Change	2002	% Change	2001
Tons produced (000’s)	110.0	(11.1%)	123.7	1.2%	122.2
Tons sold (000’s)	111.0	(10.0%)	123.4	2.5%	120.4

Financial Data
(in millions of US dollars)

	2003	% Change	2002	% Change	2001
Revenues	$13.7	(2.1%)	$14.0	7.7%	$13.0
Operating profit	$1.7	(37.0%)	$2.7	35.0%	$2.0
Operating margin (%)	12%	(36.8%)	19%	26.7%	15%
Operating cash flow	$2.0	(31.0%)	$2.9	31.8%	$2.2

Saskatchewan Minerals is an industrial minerals operation producing natural sodium sulphate for the detergent, pulp and paper and textile industries. Revenue for the year ended December 31, 2003 was 2% lower than for 2002. Operating profit for the year ended December 31, 2003 was lower than 2002 primarily as a result of a stronger Canadian dollar.

7. Liquidity and Capital Resources

Cash Resources

Cash and short-term investments increased from $260.8 million at December 31, 2002 to $379.0 million at December 31, 2003. The increase of $118.2 million is primarily attributable to continued strong cash flow from operations, proceeds on the sale of gold bullion and marketable securities, issuance of capital stock through the exercise of stock options, and the effect of a strengthening Canadian dollar. Partially offsetting these factors is the increased use of cash in connection with the Red Lake expansion and an increase in dividend payments.

Goldcorp’s treasury assets, noted at market values, are listed below and in the accompanying chart. These values differ from the GAAP valuation on the balance sheet which is at the lower of cost or market.

GOLDCORP INC.     13

Treasury Assets

(market value in millions of US dollars)	2003	% Change	2002	% Change	2001
Cash and short-term investments	$379.0	45.3%	$260.8	233.9%	$78.1
Purchased gold bullion — at market value	—	(100.0%)	34.3	N/A	—
Produced gold bullion — at market value	8.7	(73.6%)	32.9	239.2%	9.7
Marketable securities — at market value	22.0	124.5%	9.8	66.1%	5.9

Total	$409.7	21.3%	$337.8	260.5%	$93.7

The market value of marketable securities at December 31, 2003 was $22.0 million which is $9.8 million above book value.

Goldcorp remains debt free and its gold production and reserves are totally unhedged. Goldcorp has no unfunded pension liabilities. Operating commitments of approximately $12.9 million are estimated over the next four years. In addition, Goldcorp has provided letters of credit of $18.2 million to the State of South Dakota for reclamation costs in lieu of cash deposits. Goldcorp does not have any off-balance sheet arrangements nor does it have any guarantees outstanding.

Operating Activities

Goldcorp’s cash flow from operations was $95.2 million, or $0.52 per share, for the year ended December 31, 2003. This compares with $104.1 million, or $0.59 per share, for the year ended December 31, 2002 and $95.6 million, or $0.58 per share in 2001. While Goldcorp realized strong cash flow from the sale of additional ounces at a higher realized price, overall operating cash flow decreased compared to 2002 due primarily to additional taxes paid during the year. Goldcorp paid $75.9 million in taxes during 2003, of which $35.9 million related to earnings from 2002 while $40.0 million were largely installments made during the year on expected earnings for 2003.

Change in Non-Cash Operating Working Capital
(in millions of US dollars)

	2003	% Change	2002	% Change	2001
Decrease (increase) in current assets:
Gold bullion	$8.1	N/A	$(6.9)	(137.9%)	$(2.9)
Accounts receivable	(4.9)	4,800.0%	(0.1)	(107.1%)	1.4
Inventories	(3.8)	N/A	1.3	N/A	(1.0)
Prepaid expenses	(0.1)	N/A	(0.2)	N/A	(0.1)
Increase (decrease) in current liabilities:
Accounts payable	—	(100%)	2.7	145.5%	1.1
Accrued liabilities	4.1	925.0%	0.4	N/A	(4.3)
Taxes payable	(25.9)	N/A	34.4	4,200.0%	0.8

Total	$(22.5)	N/A	$31.6	732.0%	$(5.0)

Goldcorp’s year-end produced gold bullion inventory totalled 20,791 ounces at December 31, 2003 compared to 95,882 ounces in 2002. As noted previously, the Company made significant tax payments during 2003 in relation to the 2002 taxation year.

Investing Activities

Mining Interests
(in millions of US dollars)

	2003	% Change	2002	% Change	2001
Red Lake Mine	$65.6	243.5%	$19.1	17.2%	$16.3
Wharf Mine	8.5	18.1%	7.2	166.7%	2.7
Saskatchewan Minerals	0.4	(20.0%)	0.5	400.0%	0.1

Total	$74.5	178.0%	$26.8	40.3%	$19.1

14     GOLDCORP INC.

During 2003, significant investments were made in mining interests relating primarily to our Red Lake Mine. Over $40 million was spent on development of the new shaft which is scheduled to be completed in 2006. Exploration expenditures of $16.3 million at the Red Lake Mine were capitalized during the year. The balance was largely spent on underground development infrastructure and surface facilities. The amounts spent at the Wharf Mine relate predominantly to capitalized stripping costs on the Trojan Pit.

The sale during the fourth quarter of the Company’s purchased bullion holdings provided proceeds of $45.1 million. As noted previously, the gain of $1.7 million has been reflected in other income.

During 2003, Goldcorp had net proceeds from marketable securities of $5.3 million. At December 31, 2003, the portfolio had a market value of $22.0 million (2002 — $9.8 million) compared to a carrying value on the balance sheet of $12.2 million (2002 — $5.9 million).

Financing Activities

Cash dividends of $28.4 million ($0.155 per share) were paid to shareholders during 2003 compared to $19.6 million, or $0.11 per share, paid to shareholders in 2002, an increase of 41%. This compares to $16.4 million paid in 2001. At year-end, the Company had accrued both a regular dividend payment of $0.015 per share and a special dividend payment of $0.10 per share, payable to shareholders of record on January 6, 2004. The dividend accruals totalled $21.5 million at December 31, 2003. During 2003, cash raised through the exercise of stock options was $27.0 million.

On April 30, 2002, Goldcorp issued 8,000,000 Units at a price of $18.00 per Unit, for net proceeds of $137.7 million. Each Unit consisted of two common shares (valued at $8.25 per share) and one-half of one share purchase warrant (valued at $1.50 per half warrant). One full share purchase warrant entitles the holder to purchase two common shares at a price of $25.00 ($12.50 per share) until April 30, 2012.

In addition to the warrants issued April 30, 2002, the Company has 3,000,000 share purchase warrants outstanding, each of which entitles the holder to acquire two common shares, at any time on or before May 13, 2009, at a total price of C$20.00 (C$10.00 per share).

In 2002, a note receivable owed by an officer of Goldcorp was repaid, with accrued interest, in full. This note dated back to 2000 when Goldcorp agreed to loan $2.4 million for the exercise of stock options.

Shareholder’s Equity

Shareholders’ equity for the year-ended December 31, 2003 has increased by $158.8 million. The increase reflects $48.6 million in earnings net of dividends, foreign currency gains of $80.9 million not reflected in earnings, an increase to capital stock of $27.0 million through snares issued on the exercise of stock options and an increase to contributed surplus of $2.3 million. The contributed surplus is the result of expensing stock options which is explained in Note 3(a) to the financial statements.

During 2002, shareholder’s equity increased by $195.0 million primarily as a result of the issue of Units on April 30, 2002 and earnings for the year net of dividends.

8. Critical Accounting Policies and Estimates

Mining Interests

Mining interests are a significant asset on Goldcorp’s balance sheet and represent the capitalized expenditures related to the exploration, development and processing of mineral deposits. Management makes estimates of the reserves and the economic life of the mine. These are used for calculating depreciation, depletion and amortization expense and determining the recoverability of the cost of each property. Reserve estimates may be revised for a number of reasons including, but not limited to: changes in gold price assumptions, changes in by-product price assumptions (eg. silver), changes in foreign exchange rate estimates, revisions to geological data and results of drilling and exploration activities.

GOLDCORP INC.     15

At least annually, an independent firm of consulting geologists and engineers audits the reserves and resources estimate.

In addition to plant and equipment, this asset category includes deferred exploration and mine development. Note 2(e) to the Consolidated Financial Statements details the accounting policies in place, while Note 6 provides additional disclosure.

Provision for Remediation and Closure Costs

Environmental laws and regulations relating to the protection of the environment are continually changing and generally becoming more restrictive. Goldcorp has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has recorded a liability and corresponding asset for the fair value of legal obligations for reclamation and closure costs, including site rehabilitation and long-term treatment and monitoring costs. Implicit in these amounts are estimates of future costs which are subject to change based on negotiations with regulatory authorities, changes in laws and regulations and changes in estimated discount rate. These estimates are reviewed annually or as new information becomes available.

Recent Canadian Accounting Pronouncements

Recently issued Canadian accounting pronouncements from the Canadian Institute of Chartered Accountants (CICA) are outlined below. Goldcorp does not believe that it will be significantly affected by these pronouncements.

In June 2003, the CICA issued Accounting Guideline AcG-15, Consolidation of Variable Interest Entities (VIEs). This standard is harmonized with FASB Interpretation No. 46, Consolidation of Variable Interest Entities. The Guideline requires enterprises to identify VIEs in which they have an interest, determine whether they are the primary beneficiary of such entities and, if so, to consolidate them. Goldcorp intends to adopt this standard January 1, 2005 and does not expect to be affected by the adoption as the Company believes it has no such VIEs.

In January 2004, the CICA issued amendments to Section 3860, Financial Instruments — Disclosure and Presentation, requiring that an entity account for certain financial instruments that may be settled in cash or by an issuer’s own equity instruments, at the issuer’s discretion, as liabilities. Goldcorp intends to adopt this standard January 1, 2005 and does not expect to be affected by the adoption as the Company does not have any such financial instruments.

Non-GAAP Measures

Goldcorp has included throughout this document certain non-GAAP performance measures. These non-GAAP measures do not have any standardized meaning nor are they necessarily comparable with similar measures presented by other companies. Goldcorp believes that certain investors use this information to evaluate the Company’s performance. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Set out below are definitions for these performance measures and reconciliations of non-GAAP measures to reported GAAP measures.

Cash Flow from Operations per Common Share

Cash flow from operations is determined by dividing cash flow from operations by the weighted average number of common shares outstanding during the year. The following table sets forth the computation of both the basic and diluted cash flow from operations per common share:

(in thousands of US dollars, except per share amounts)	2003	2002	2001
Cash flow from operations	$95,166	$104,140	$95,643

Divided by:
Weighted average shares outstanding (000’s)	183,574	176,654	164,298
Effect of dilutive securities:
Employee stock options and warrants (000’s)	4,605	7,592	3,673

Adjusted weighted average shares and assumed conversions (000’s)	188,179	184,246	167,969

Basic cash flow from operations per share	$0.52	$0.59	$0.58

Diluted cash flow from operations per share	$0.51	$0.57	$0.57

16     GOLDCORP INC.

Financial Ratios

Gross Operating Margin is defined as gross operating profit for the year, which is profit after deducting from revenue operating expenses, divided by revenue for the year.

Net Profit Margin is calculated by dividing earnings for the year by revenue for the year.

Return on Invested Capital is defined as earnings for the year divided by the total of the average of debt and equity for the year. Because the Company is debt free, Goldcorp’s calculation of Return on Invested Capital is earnings divided by the average equity during the year.

Reconciliation of Cash Cost per Ounce to Financial Statements
(in thousands of US dollars, except per ounce amounts)

	2003	2002	2001
Operating expenses	$88,527	$64,779	$62,238
Industrial Minerals operating expense	(11,736)	(11,054)	(9,598)
Silver by-product credit	(605)	(520)	(766)
Stock option compensation from gold operations included with operating expense	(439)	—	—
Old concentrate processing cost	(2,662)	(492)	—
Other	(5,292)	(1,833)	(2,766)

	$67,793	$50,880	$49,108

Divided by ounces sold	677,936	547,098	577,736

Cash cost per ounce	$100	$93	$85

Reconciliation of Non-Cash Cost per Ounce to Financial Statements
(in thousands of US dollars, except per ounce amounts)

	2003	2002	2001
Depreciation and depreciation	$24,101	$17,851	$20,272
Industrial Minerals depreciation and depletion	(284)	(238)	(241)
Accretion expense from gold operations	1,124	1,021	961
Stock option compensation from gold operations included with operating expense	439	—	—
Other	(296)	(580)	(3,660)

	$25,084	$18,054	$17,332

Divided by ounces sold	677,936	547,098	577,736

Non-cash cost per ounce	$37	$33	$30

GOLDCORP INC.     17

9. Quarterly Data (unaudited)
(in millions of US dollars, except per share amounts)

	March		June		September		December
	2003	2002	2003	2002	2003	2002	2003	2002
Revenue	$47.5	$39.0	$48.8	$48.2	$55.8	$50.7	$110.6	$47.3
Earnings from operations	$23.2	$19.2	$24.1	$26.7	$25.8	$23.2	$61.7	$20.5
Earnings	$14.2	$12.7	$17.6	$18.4	$23.7	$17.3	$43.3	$19.7
Earnings per share:
Basic	$0.08	$0.08	$0.10	$0.10	$0.13	$0.10	$0.23	$0.11
Diluted	$0.07	$0.07	$0.09	$0.10	$0.12	$0.09	$0.22	$0.10
Cash flow from operations	$(14.3)	$20.3	$16.6	$21.0	$23.0	$32.9	$69.8	$29.9
Cash flow per share:
Basic	$(0.08)	$0.12	$0.09	$0.12	$0.13	$0.18	$0.38	$0.16
Diluted	$(0.07)	$0.12	$0.09	$0.11	$0.12	$0.17	$0.36	$0.16

18     GOLDCORP INC.

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Goldcorp Inc. as at December 31, 2003 and 2002 and the consolidated statements of earnings, retained earnings (deficit) and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants
Toronto, Canada
February 6, 2004

GOLDCORP INC.     19

CONSOLIDATED BALANCE SHEETS
(in thousands of United States dollars)

As at December 31,	2003	2002
		(restated - Note 3(b))
ASSETS
Current assets
Cash and short-term investments	$378,954	$260,833
Gold bullion (note 4)
Purchased (market value: 2002: $34,330)	—	31,337
Produced (market value: $8,675; 2002: $32,864)	3,910	10,779
Accounts receivable	8,872	3,103
Marketable securities (market value: $22,003; 2002: $9,774)	12,224	5,923
Inventories (note 5)	17,527	14,104
Prepaid expenses	1,803	1,298

	423,290	327,377
Mining interests (note 6)	207,317	124,675
Deposits for reclamation costs (note 7)	5,754	4,489
Other assets	2,162	1,208

	$638,523	$457,749

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$5,606	$5,348
Accrued liabilities	17,422	10,805
Dividends payable	21,526	—
Income and mining taxes payable	16,516	36,897

	61,070	53,050
Reclamation and closure cost obligations (note 7)	21,850	20,171
Future income and mining taxes (note 10(c))	47,861	35,607
Shareholders’ equity
Capital stock (note 9)	375,827	348,848
Contributed surplus (note 9(h))	2,275	—
Cumulative translation adjustment (note 9(f))	66,282	(14,627)
Retained earnings	63,358	14,700

	507,742	348,921

	$638,523	$457,749

Commitments and contingencies (notes 7 and 8)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board,

/s/ R.R. McEwen	/s/ Brian W. Jones
R. R. McEwen	Brian W. Jones
Director	Director

20     GOLDCORP INC.

CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of United States dollars, except per share amounts)

Years ended December 31,	2003	2002	2001
		(restated – Note 3(b))	(restated – Note 3(b))
Revenues
Gold	$248,954	$171,208	$157,310
Industrial minerals	13,688	13,986	13,035

	262,642	185,194	170,345

Expenses
Operating	88,527	64,779	62,238
Corporate administration	12,138	9,290	5,149
Depreciation and depletion	24,101	17,851	20,272
Exploration	3,006	3,696	4,576

	127,772	95,616	92,235

Earnings from operations	134,870	89,578	78,110

Other income (expense)
Interest and other income	7,241	4,021	1,824
Gain on sale of purchased bullion (note 4)	1,664	–	–
Gain (loss) on foreign currency	(1,164)	(933)	1,007
Gain (loss) on marketable securities	10,230	14,792	(645)

	17,971	17,880	2,186

Earnings before taxes	152,841	107,458	80,296
Income and mining taxes (note 10(b))	54,037	39,223	28,263

Earnings for the year	$98,804	$68,235	$52,033

Earnings per share (note 11)
Basic	$0.54	$0.39	$0.32

Diluted	$0.53	$0.37	$0.31

Weighted average number of shares outstanding (000’s) (note 11)
Basic	183,574	176,654	164,298

Diluted	188,179	184,246	167,969

The accompanying notes are an integral part of these consolidated financial statements.

GOLDCORP INC.     21

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
(in thousands of United States dollars)

Years ended December 31,	2003	2002	2001
Retained earnings (deficit) at beginning of year
As previously reported	$15,721	$(30,323)	$(66,859)
Change in accounting policy (note 3(b))	(1,021)	(3,613)	(2,826)

As adjusted	14,700	(33,936)	(69,685)

Earnings for the year	98,804	68,235	52,033
Dividends paid to common shareholders	(50,146)	(19,626)	(16,444)
Interest on note receivable from officer	–	27	160

Retained earnings (deficit) at end of year	$63,358	$14,700	$(33,936)

The accompanying notes are an integral part of these consolidated financial statements.

22      GOLDCORP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of United States dollars)

Years ended December 31,	2003	2002	2001
		(restated – Note 3(b))	(restated – Note 3(b))
Cash provided by (used in)
Operating activities
Earnings for the year	$98,804	$68,235	$52,033
Items not affecting cash
Depreciation and depletion	24,101	17,851	20,272
Gain on sale of purchased bullion	(1,664)	–	–
Loss (gain) on marketable securities	(10,230)	(14,792)	645
Stock option expense	2,275	–	–
Future income taxes	4,123	4,797	27,664
Reclamation expenditures	(346)	(4,454)	(374)
Other	580	899	421
Change in non-cash operating working capital (note 13)	(22,477)	31,604	(5,018)

Net cash provided by operating activities	95,166	104,140	95,643

Investing activities
Mining interests	(74,528)	(26,835)	(19,059)
Purchase of gold bullion	(8,160)	(32,024)	–
Proceeds on sale of purchased gold bullion	45,112	–	–
Purchase of marketable securities	(88,823)	(201,035)	(2,382)
Proceeds from sale of marketable securities	94,134	216,353	690
Increase in reclamation deposits	(859)	(1,733)	(8)

Net cash used in investing activities	(33,124)	(45,274)	(20,759)

Financing activities
Issue of capital stock (note 9)	26,979	140,963	4,745
Dividends paid to common shareholders	(28,375)	(19,626)	(16,444)
Repayment of note receivable from officer	–	2,413	–

Net cash provided by (used in) financing activities	(1,396)	123,750	(11,699)

Effect of exchange rate changes on cash (note 2(k))	57,475	113	(2,256)

Increase in cash and short-term investments	118,121	182,729	60,929
Cash and short-term investments at beginning of year	260,833	78,104	17,175

Cash and short-term investments at end of year	$378,954	$260,833	$78,104

The accompanying notes are an integral part of these consolidated financial statements.

GOLDCORP INC.      23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in thousands)

1.	Nature of the Operation

Goldcorp Inc. is engaged in gold mining and related activities, including exploration, extraction, processing, and reclamation. Gold is produced from mines in both Canada and the United States (“US”). In addition, the Company owns an industrial minerals operation in Western Canada, which produces sodium sulphate used primarily in the detergent industry.

2.	Significant Accounting Policies

(a)	Basis of Presentation

The consolidated financial statements of Goldcorp Inc. and its subsidiaries (the “Company” or “Goldcorp”) have been prepared by management in accordance with accounting principles generally accepted in Canada. These policies are consistent with accounting principles generally accepted in the United States in all material respects except as outlined in Note 15.

(b)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The most significant of these relate to the estimation of mineral reserves and the cost of satisfying reclamation obligations. Actual results could differ from those estimates.

(c)	Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation. The consolidated financial statements are reported in US dollars.

(d)	Revenue Recognition

Revenues from the sale of bullion, concentrate and industrial minerals are recognized when ownership passes to the purchaser.

(e)	Mining Interests

Mining interests represent the capitalized expenditures related to the exploration and development of mineral deposits and related plant and equipment. Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine to which they relate or using the straight-line method over their estimated useful lives, which generally range from five to fifteen years.

The recoverability of the book value of each property is assessed annually and a write-down is recorded when the expected future cash flow is less than the net book value of the property.

Capitalized costs are accounted for as follows:

•	Costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When it is determined that a property is not economically viable the capitalized costs are written-off.

•	Exploration costs incurred to the date of establishing that a property has reserves which are economically recoverable are charged to earnings. Further exploration expenditures are capitalized to the property.

•	Mining expenditures incurred either to develop new ore bodies or to develop mine areas substantially in advance of current production are capitalized. Mine development costs incurred to maintain current production are included in operating expenses.

•	Upon sale or abandonment, the cost of the property and equipment, and related accumulated depreciation or depletion are removed from the accounts and any gains or losses thereon are included in operations.

(f)	Reclamation and Closure Cost Obligations

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has recorded a liability and corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs discounted to net present value. Such estimates are, however, subject to change based on negotiations with regulatory authorities, changes in laws and regulations, changes in estimated discount rate are reviewed annually or as new information becomes available.

24      GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in thousands)

(g)	Inventories

Work-in-process inventories are valued at the lower of average production cost or net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of mining interests.

Industrial minerals inventories are finished goods valued at the lower of average production cost or net realizable value.

Supplies are valued at the lower of average cost or replacement cost.

(h)	Cash and Short-Term Investments

Cash and short-term investments consist of investment grade government and corporate money market securities and bank term deposits.

(i)	Gold Bullion

Gold bullion is carried at the lower of cost or market value.

(j)	Marketable Securities

Marketable securities are accounted for at the lower of their cost or quoted market value. A write-down of an investment in marketable securities to reflect a decline in value is not reversed if there is a subsequent increase in value.

(k)	Foreign Currency Translation

The United States dollar is the measurement currency of the Company’s operations in the US. The Canadian dollar is the measurement currency of the Company’s Canadian operations.

Unrealized gains and losses due to movements in exchange rates on cash balances held in foreign currencies are shown separately on the Consolidated Statement of Cash Flows.

Each operation translates foreign currency denominated transactions into its measurement currency using the rate of exchange in effect at the date of the transaction.

Monetary assets and liabilities denominated in a foreign currency are translated into the measurement currency of the operation using the year-end rate of exchange giving rise to a gain or loss which is recognized in income during the current period.

For reporting purposes, the Canadian operations are translated into United States dollars using the current rate method. Under this method, all assets and liabilities are translated at the year-end rate of exchange and all revenue and expense items are translated at the average rate of exchange for the year. The resulting translation adjustment is recorded as a separate component of shareholders’ equity.

(l)	Income and Mining Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not likely to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that the tax rate changes.

(m)	Earnings per Share

Basic earnings per share is calculated by dividing net earnings by the weighted average number of shares outstanding during the year. The calculation of diluted earnings per share assumes that outstanding options and warrants are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the shares for the period. The effect is to increase the number of shares used to calculate diluted earnings per share.

3.	Changes in Accounting Policy

(a)	Stock-Based Compensation

The Company has adopted, on a prospective basis, the fair value method of accounting for all stock option awards. Under this method the Company recognizes a compensation expense for all stock options awarded since January 1, 2003, based on the fair value of the options on the date of grant which is determined by using an option pricing model. The fair value of the options is expensed over the vesting period of the options. No compensation expense has been recorded for stock options issued before January 1, 2003.

GOLDCORP INC.      25

(b)	Asset Retirement Obligations

Effective January 1, 2003, the Company adopted the new CICA accounting standard on “Asset retirement obligations”. Under the new standard the Company is required to record a liability for the estimated future costs associated with legal obligations relating to the reclamation and closure of its mining properties. This amount is initially recorded at its discounted present value with subsequent annual recognition of an accretion amount on the discounted liability. An equivalent amount is recorded as an increase to mining interests and expensed as depreciation over the useful life of the property.

The Company’s asset retirement obligations are described in Note 7 – Reclamation and Closure Cost Obligations. The comparative financial statements of prior periods have been restated retroactively for this change in accounting policy. The adoption of this standard had the following impact on the opening balance sheet at January 1, 2003: increased Mining interests by $231,000; decreased accruals by $275,000; increased Reclamation and closure cost obligations by $2,459,000; decreased Future income and mining taxes by $932,000; and decreased Retained earnings by $1,021,000. The effect on earnings in 2002 was an increase of $2,592,000 ($0.01 per share), net of taxes of $99,000. The effect on earnings in 2001 was a reduction of $787,000 (nil per share), net of taxes of $106,000. This standard is consistent with the US accounting standard on the subject.

4.	Gold Bullion Inventory

		Total	Market	Unrealized
	Ounces	Cost	Value	Gain
2003
Produced	20,791	$3,910	$8,675	$4,765
2002
Purchased	100,160	$31,337	$34,330	$2,993
Produced	95,882	10,779	32,864	22,085

	196,042	$42,116	$67,194	$25,078

In 2003, the Company recorded a $1,664,000 gain on the sale of 123,817 ounces of purchased gold bullion. The net gain on the sale of purchased bullion is a function of both the change in gold price and the change in the relative exchange rate between the Canadian and US dollar. The $1,664,000 net gain recorded in 2003 is determined as follows:

Average			Avg.	Avg.	Effect of
gold	Average	Gain on	Cdn/US	Cdn/US	change in	Net gain on
purchase	gold sales	increase in	exch. rate	exch. rate	Cdn/US	sale of
price	price	gold price	at purchase	at sale	exch. rate	purchased gold
$322	$388	$8,172,000	1.53	1.32	($6,508,000)	$1,664,000

5.	Inventories

	2003	2002
Work-in-process	$13,343	$11,430
Industrial minerals	600	244
Supplies	3,584	2,430

	$17,527	$14,104

26      GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in thousands)

6. Mining Interests

		Accumulated
		Depreciation
	Cost	and Depletion	Net
2003
Mine properties	$263,055	$110,959	$152,096
Plant and equipment	160,938	105,717	55,221

	$423,993	$216,676	$207,317

2002
Mine properties	$180,854	$90,051	$90,803
Plant and equipment	131,654	97,782	33,872

	$312,508	$187,833	$124,675

A summary by property of the net book value of plant and equipment and mine properties is as follows:

	Mine	Plant and
	Properties	Equipment	Total 2003	Total 2002
Canada:
Red Lake Mine	$136,596	$50,182	$186,778	$109,051
Saskatchewan Minerals	598	2,668	3,266	2,535
Other	8,434	1,036	9,470	7,580

	145,628	53,886	199,514	119,166

United States:
Wharf Mine	5,509	1,336	6,845	4,551
Other	958	–	958	958

	6,467	1,336	7,803	5,509

	$152,095	$55,222	$207,317	$124,675

Capitalized expenditures relating to the Red Lake Expansion are not being depreciated. Construction in progress at December 31, 2003 totalled $40,315,000.

7. Reclamation and Closure Cost Obligations

The Company’s asset retirement obligations consist of reclamation and closure costs for both active and inactive mines. The present value of obligations relating to active mines is currently estimated at $18.6 million reflecting payments for approximately the next 55 years. The present value of obligations relating to inactive mines is currently estimated at $3.2 million reflecting payments for approximately the next 35 years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The liability for reclamation and closure cost obligations at December 31, 2003 is $21,850,000 (2002 – $20,171,000). An accretion expense component of $1,124,000 has been charged in 2003 to reflect an increase in the carrying amount of the asset retirement obligation which has been determined using a discount rate of 6.5%.

In relation to these obligations, the Company, at December 31, 2003, had a deposit of $2,612,000 with the Province of Ontario and $3,142,000 with the State of South Dakota, and provided letters of credit of $18,242,000 to the State of South Dakota for reclamation costs in lieu of cash deposits. These amounts are representative of fair value.

8. Commitments

Goldcorp does not have any unfunded pension liabilities or any guarantees outstanding. In addition, Goldcorp does not have any off-balance sheet arrangements such as unconsolidated entities.

The Company is party to certain operating leases and contracts. Future minimum payments under these agreements at December 31, 2003 are as follows:

2004	$6,837
2005	5,368
2006	381
2007	315

$12,901

The Company also has contractual commitments relating to construction at the Red Lake Mine to be completed in 2006 of which the remaining amount is currently budgeted at approximately $61 million.

GOLDCORP INC.     27

9. Shareholders’ Equity

(a)	Authorized

The authorized share capital of the Company consists of an unlimited number of common shares.

(b)	Shareholder Rights Plan

The Company has a Shareholder Rights Plan (the “Plan”) designed to encourage the fair treatment of shareholders in connection with any take-over offer for the Company. Rights issued under the Plan become exercisable when a person, and any related parties, acquires or announces its intention to acquire 20% or more of the Company’s outstanding common shares without complying with certain provisions set out in the Plan or without approval of the Board of Directors of the Company. Should such an acquisition or announcement occur, each rights holder, other than the acquiring person and related parties, will have the right to purchase in accordance with the Plan common shares of the Company at a 50% discount to the market price at that time. The Plan will expire at the close of business on the date of the Company’s annual meeting of shareholders held in the year 2004, unless the Plan is reconfirmed by shareholders at the meeting or unless the Plan is terminated earlier in accordance with its terms.

(c)	Equity Issue

On April 30, 2002, the Company issued 8,000,000 Units at a price of US$18.00 per Unit, for net proceeds of $137,740,000. Costs of issue totaling $6,260,000 have been reduced by the future income tax benefit of $2,587,000. Each Unit consisted of two common shares (valued at US$8.25 per share) and one-half of one share purchase warrant (valued at US$1.50 per half warrant). One full share purchase warrant entitles the holder to purchase two common shares at a total price of US$25.00 (US$12.50 per share) for a period of up to five years from the closing date of April 30, 2002.

In addition to the warrants issued April 30, 2002, the Company has 3,000,000 share purchase warrants outstanding, each of which entitles the holder to acquire two common shares, at any time on or before May 13, 2009, at a total price of C$20.00 (C$ 10.00 per share).

(d)	Flow-Through Shares

In December 2000, the Company issued 800,000 flow-through common shares for net proceeds of $2,948,000. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. These expenditures, made in 2001, result in temporary taxable differences created by the renunciation, with a corresponding reduction in share capital.

(e)	Changes in Capital Stock

	2003		2002		2001
	Shares	Amount	Shares	Amount	Shares	Amount
	(000’s)		(000’s)		(000’s)
Common Shares
Outstanding at beginning of year	182,390	$332,738	165,091	$201,188	163,178	$197,724
Issued pursuant to public offering, net	—	—	16,000	128,327	—	—
Renunciation of tax deductions (d)	—	—	—	—	—	(1,281)
Exercise of stock options	6,884	26,979	1,299	3,223	1,913	4,745

Outstanding at end of year	189,274	$359,717	182,390	$332,738	165,091	$201,188

Warrants on Common Shares
Outstanding at beginning of year	7,000	$16,110	3,000	$4,110	3,000	$4,110
Issued pursuant to public offering, net	—	—	4,000	12,000	—	—

Outstanding at end of year	7,000	$16,110	7,000	$16,110	3,000	$4,110

Total capital stock		$375,827		$348,848		$205,298

28     GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in United States dollars, tabular amounts in thousands)

(f)	Stock Option Plan

Under the Company’s stock option plan, the Board of Directors may, at its discretion, grant options to purchase common shares, which vest over three years and are exercisable over a period of a maximum of ten years, to directors, officers, employees or consultants of the Company or its affiliates. Stock appreciation rights may also be granted. All current options expire on or before December 2, 2013. The maximum number of shares that the Company is currently authorized to issue under the plan, subsequent to December 31, 2003, is 7,781,000 shares.

	Options			Average exercise price
		(000’s)		(C$ per share)
	2003	2002	2001	2003	2002	2001
Outstanding at beginning of year	10,890	8,569	10,150	$6.92	$4.19	$3.98
Granted	2,177	3,687	550	17.62	12.26	6.57
Exercised	(6,885)	(1,299)	(1,913)	(5.21)	(3.91)	(3.84)
Cancelled	(170)	(67)	(218)	(9.64)	(9.74)	(3.74)

Outstanding at end of year	6,012	10,890	8,569	$12.68	$6.92	$4.19

Options outstanding			Options currently exercisable
			Weighted
		Weighted	average		Weighted
		average	remaining		average
Range of	Number	exercise	term of	Number	exercise
exercise price (C$)	outstanding	price (C$)	options	exercisable	price (C$)
	(000’s)		(years)	(000’s)
$2.04 to $3.95	867	$3.28	5.45	867	$3.28
$4.40 to $8.47	209	5.21	5.88	129	5.40
$11.40 to $13.30	2,748	12.28	8.24	388	12.56
$16.75 to $18.10	2,071	17.50	9.63	—	—
$18.10 to $23.99	117	19.83	9.80	—	—

$2.04 to $23.99	6,012	$12.68	8.26	1,384	$6.09

The fair value of the 2,176,500 options granted subsequent to January 1, 2003 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4%; dividend yield of 1%; volatility factor of the expected market price of the Company’s common stock of 45%; and a weighted average expected life of the options of 5 years. The estimated fair value of the options is expensed over the options’ vesting period, which is 3 years. The weighted average grant date fair values of options issued in 2003 and 2002 were C$6.96 and C$4.84, respectively.

The following is the Company’s pro forma earnings for 2003 and 2002, with the fair value method applied to all options issued since January 1, 2002 (the Black-Scholes option pricing model assumptions used for 2002 are consistent with those noted for 2003 with the exception of a volatility factor of 40% rather than 45%):

	2003	2002
Earnings for the year	$98,804	$68,235
Pro forma net additional compensation expense related to fair value of stock options issued	(3,923)	(4,953)

Pro forma earnings for the year	$94,881	$63,282

Pro forma earnings per share for the year – Basic	$0.52	$0.36

Pro forma earnings per share for the year – Diluted	$0.50	$0.34

GOLDCORP INC.     29

(g)	Cumulative Translation Adjustment

The change in the cumulative translation adjustment represents the net unrealized foreign exchange gain on translation of the Canadian dollar denominated accounts of the Canadian operations to US dollars for reporting purposes.

(h)	Contributed Surplus

Contributed surplus at December 31, 2003 represents the amount recorded as the fair value of stock options issued in the year.

(i)	Retained Earnings Deficit

Effective December 31, 1997, pursuant to a directors’ resolution, the accumulated retained earnings deficit of $70,573,000 was eliminated by an offsetting reduction in contributed surplus.

10.	Income and Mining Taxes

(a)	Earnings Before Taxes

Earnings before taxes by tax jurisdiction is comprised of the following:

	2003	2002	2001
Canada	$152,600	$107,108	$78,423
United States	241	350	1,873

Total	$152,841	$107,458	$80,296

(b)	Provision for Income and Mining Taxes

The Company is subject to income and mining taxes in both Canada and the United States. The provision for income and mining taxes is as follows:

	2003	2002	2001
Income and mining taxes
Current
Canada	$49,873	$34,426	$924
United States	41	—	(325)
Future
Canada	4,123	4,797	27,664

Income and mining tax provision	$54,037	$39,223	$28,263

Income and mining taxes paid	$75,875	$1,564	$807

The provision for income and mining taxes differs from the amount that would have resulted by applying Canadian federal and weighted average provincial statutory income tax rates of approximately 40% (2002 – 41%; 2001 – 42%) to earnings as described in the table below:

	2003	2002	2001
Income taxes
Income tax provision calculated using statutory tax rates	$61,136	$44,058	$33,724
Change in corporate income tax rates	(1,759)	—	(2,648)
Non-taxable portion of realized capital gains	(2,325)	(3,032)	(181)
Resource allowance	(13,784)	(10,312)	(9,172)
Excess percentage depletion	—	—	(550)
Non-deductible stock option expense	904	—	—
Foreign earnings subject to different tax rates	(28)	(51)	(150)
Provincial mining taxes	11,855	9,591	9,641
Settlement of prior years’ taxes	(1,414)	—	(2,139)
Realization of tax asset not previously recognized	—	(1,045)	—
Reduction in valuation allowance	(82)	(216)	(900)
Other	(466)	230	638

Consolidated income and mining tax provision	$54,037	$39,223	$28,263

30      GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in United States dollars, tabular amounts in thousands)

(c)	Future Tax Balances

The tax effects of temporary differences that give rise to future income tax assets and future income tax liabilities at December 31, 2003 and 2002 are as follows:

	2003	2002
Canada:
Future tax liabilities – current:
Gold bullion	$199	$884
Inventories	556	479
Future tax liabilities – long-term:
Mining interests	53,194	39,545

	53,949	40,908
Future tax assets – current:
Marketable securities	25	460
Accounts payable and accrued liabilities	669	498
Future tax assets – long-term:
Mining interests	—	3,808
Future mining taxes	4,138	—
Provision for reclamation and closure costs	1,911	1,221
Non capital loss carry forwards	226	326
Investment tax credit carry forward	—	—
Cumulative eligible capital balance	973	980
Share issue costs	1,755	2,142

	9,697	9,435
Valuation allowance	(3,609)	(4,134)

	6,088	5,301

Total Canada	$47,861	$35,607

United States:
Future tax liability – current:
Inventories	$892	$322
Future tax liability – long-term:
Mining interests	307	259

	1,199	581
Future tax assets – current:
Accounts payable and accrued liabilities	611	537
Future tax assets – long-term:
Net operating loss carry forwards	2,918	1,382
Mining interests	367	—
Alternative minimum tax credit carry forwards	6,083	6,083

	9,979	8,002
Valuation allowance	(8,780)	(7,421)

	1,199	581

Total United States	$—	$—

Total net future tax liability	$47,861	$35,607

GOLDCORP INC.       31

(d)	Tax Loss Carry Forwards

Subsidiaries of the Company have non capital loss carry forwards of approximately $661,000 available for Canadian income tax purposes in certain circumstances to reduce taxable income. These losses expire from 2005 to 2009. The benefit of these tax loss carry forwards has not been recognized for accounting purposes.

A subsidiary of the Company has net operating loss carry forwards of approximately $8,545,000 available for United States income tax purposes to reduce taxable income. These losses expire from 2021 to 2023. The benefit of these tax loss carry forwards has not been recognized for accounting purposes.

11.	Earnings per Share

The following table sets forth the computation of diluted earnings per share:

	2003	2002	2001
Earnings available to common shareholders	$98,804	$68,235	$52,033

Divided by:
Weighted average shares outstanding (000’s)	183,574	176,654	164,296
Effect of dilutive securities:
Employee stock options and warrants (000’s)	4,605	7,592	3,673

Adjusted weighted average shares and assumed conversions (000’s)	188,179	184,246	167,969

Basic earnings per share	$0.54	$0.39	$0.32

Diluted earnings per share	$0.53	$0.37	$0.31

The following lists the stock options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average fair market value of the common shares for the year, and which were therefore not dilutive:

	2003	2002	2001
Stock options and warrants (000’s)	34	5,392	6,148

32      GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in United States dollars, tabular amounts in thousands)

12.	Segmented Information

The Company has two reportable industry segments: gold mining in Canada and the United States and industrial minerals mining and processing in Canada. The Company’s gold mines include the Red Lake Mine located in northern Ontario and the Wharf Mine located in South Dakota. The industrial mineral operation, Saskatchewan Minerals, is located in Saskatchewan and produces sodium sulphate primarily for the detergent industry. Revenues from gold operations are attributed based on the location of the operation and revenues from industrial mineral operations are based on the location of the customer.

	2003	2002	2001
		(restated – Note 3(b))	(restated – Note 3(b))
Gold
Revenues:
Canada	$224,033	$144,856	$129,586
United States	24,921	26,352	27,724

	248,954	171,208	157,310
Depreciation and depletion	23,828	17,613	20,031
Operating income before taxes	145,339	96,183	81,317
Total assets	241,555	166,005	150,426
Expenditures for mining interests	74,086	26,358	18,991
Industrial Minerals
Revenues:
Canada	$7,563	$8,372	$7,680
United States	6,126	5,614	5,355

	13,688	13,986	13,035
Depreciation and depletion	273	238	241
Operating income before taxes	1,668	2,685	1,942
Total assets	6,352	5,211	5,030
Expenditures for mining interests	442	477	68
Total
Revenues:
Canada	$231,595	$153,228	$137,266
United States	31,047	31,966	33,079

	262,642	185,194	170,345
Depreciation and depletion	24,101	17,851	20,272
Operating income before taxes	147,008	98,868	83,259
Total assets	247,907	171,216	155,455
Expenditures for mining interests	74,528	26,835	19,059
Reconciliation of Reportable Segment Items

Operating income from reportable segments before taxes	$147,008	$98,868	$83,259
Gain on sale of purchased bullion	1,664	—	—
Gain (loss) on marketable securities	10,230	14,792	(645)
Interest and other income	7,241	4,021	1,824
Gain (loss) on foreign currency	(1,164)	(933)	1,007
Corporate expenses	(12,138)	(9,290)	(5,149)

Earnings before taxes	$152,841	$107,458	$80,296

Total assets from reportable segments	$247,907	$171,216	$155,455
Corporate and other	390,616	286,533	71,144

Total assets	$638,523	$457,749	$226,599

GOLDCORP INC.      33

13. Change in Non-Cash Operating Working Capital

	2003	2002	2001
Decrease (increase) in current assets:
Gold bullion	$8,122	$(6,940)	$(2,878)
Accounts receivable	(4,882)	(113)	1,361
Inventories	(3,825)	1,327	(1,095)
Prepaid expenses	(53)	(221)	(95)
Increase (decrease) in current liabilities:
Accounts payable	10	2,692	1,125
Accrued liabilities	4,110	385	(4,295)
Taxes payable	(25,959)	34,474	859

	$(22,477)	$31,604	$(5,018)

14. Fair Value of Financial Instruments

At December 31, 2003 and 2002, the carrying amounts of cash and short-term investments, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their short term nature. Goldcorp had no outstanding derivative financial instruments related to future gold production at December 31, 2003 and 2002.

15. Reconciliation to United States Generally Accepted Accounting Principles

Reconciliation of earnings determined in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) to earnings determined under accounting principles which are generally accepted in the United States (“US GAAP”) is as follows:

	2003	2002	2001
Earnings for the year as reported under Canadian GAAP	$98,804	$68,235	$52,033
Realization of cumulative translation adjustment (a)	—	—	(531)
Renunciation of tax deductions on flow-through shares (b)	—	—	(1,281)
FAS 143 cumulative adjustment (d)	(1,021)	(2,592)	787

Earnings for the year in accordance with US GAAP	97,783	65,643	51,008

Unrealized gains on securities, net of reclassification adjustment (c)	4,781	3,042	—
Cumulative translation adjustment	80,909	383	(8,465)

Comprehensive income for the year under US GAAP	$183,473	$69,068	$42,543

Earnings per share in accordance with US GAAP
Basic	$0.53	$0.37	$0.31

Diluted	$0.52	$0.36	$0.30

Earnings for the year in accordance with US GAAP		$65,643	$51,008
Pro forma effect of retroactive application of FAS 143 (d)		2,592	(787)

Pro forma earnings in accordance with US GAAP		$68,235	$50,221

Pro forma earnings per share in accordance with US GAAP
Basic		$0.39	$0.31

Diluted		$0.37	$0.30

Basic and fully diluted earnings per share for 2003 in accordance with US GAAP prior to the effect of the FAS 143 cumulative adjustment were $0.54 and $0.53, respectively.

34      GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in United States dollars, tabular amounts in thousands)

Differences between Canadian and US GAAP, as they affect the Company’s financial statements, are as follows:

(a)	Under US GAAP a proportionate amount of the cumulative translation adjustment account is not recognized in earnings when there is a reduction in the Company’s net investment in a subsidiary as a result of dividend distributions.

(b)	Under US GAAP, the renunciation of tax deductions to holders of flow-through shares is treated as a future tax expense rather than as a cost of issuing equity as required by Canadian accounting principles.

(c)	Under US GAAP (FAS 115), the Company’s investments in securities would be classified as available-for-sale securities and carried at fair value. The unrealized holding gains at December 31, 2003 on available-for-sale securities are not recognized under Canadian accounting principles, but are recognized under United States accounting principles as a component of comprehensive income and reported as a net amount in a separate component of shareholders’ equity until realized. The amounts recorded in comprehensive income are shown net of taxes of $1,195,000 (2002 — $809,000).

(d)	On January 1, 2003, the Company adopted FAS 143, “Accounting for Asset Retirement Obligations” which is consistent with the Canadian standard described in Note 3(b). Under US GAAP, prior periods are not restated and the cumulative effect of the adoption of the standard is recorded in the current period earnings with the effect for 2003 being a decrease in earnings of $1,021,000 ($0.01 per share). The pro forma impact of retroactive application on 2002 and 2001 earnings has been disclosed. If the change had occurred on January 1, 2002, the effect would have been as follows: increase Mining interests by $292,000; decrease accruals by $275,000; increase Reclamation and closure obligations by $5,210,000; decrease Future income tax liability by $1,030,000; with a one time after-tax charge to net earnings of $3,613,000 ($0.02 per share).

(e)	United States accounting principles do not allow for the use of contributed surplus to eliminate a deficit.

     GOLDCORP INC.     35

(f)	Shareholders’ equity determined in accordance with Canadian GAAP is reconciled to shareholders’ equity in accordance with US GAAP as follows:

As at December 31,	2003	2002	2001
Capital stock
In accordance with Canadian GAAP	$375,827	$348,848	$205,298
Renunciation of tax deductions on flow-through shares (b)	1,281	1,281	1,281

In accordance with US GAAP	377,108	350,129	206,579

Note receivable for capital stock
Canadian GAAP and US GAAP	—	—	(2,413)
Accumulated Other Comprehensive Income
Cumulative translation adjustment
In accordance with Canadian GAAP	66,282	(14,627)	(15,010)
Realization of cumulative translation adjustment (a)	3,371	3,371	3,371

In accordance with US GAAP	69,653	(11,256)	(11,639)

Unrealized gain on available-for-sale securities
In accordance with Canadian GAAP	—	—	—
Unrealized holding gains arising during the year, net of taxes of $4,002,000 (2002 - $ 3,915,000)	16,007	14,728	—
Reclassification adjustments for gains recorded in earnings, net of taxes of $2,046,000 (2002 - $3,106,000) (c)	(8,184)	(11,686)	—

In accordance with US GAAP	7,823	3,042	—

Total Accumulated Other Comprehensive Income	77,476	(8,214)	(11,639)

Contributed surplus
In accordance with Canadian GAAP	2,275	—	—
Elimination of deficit with offsetting reduction to contributed surplus (e)	70,573	70,573	70,573
Adjusted reduction to contributed surplus resulting from the amalgamation with CSA Management Inc.	(56,276)	(56,276)	(56,276)

In accordance with US GAAP	16,572	14,297	14,297

Retained earnings (deficit)
In accordance with Canadian GAAP	63,358	14,700	(33,936)
Realization of cumulative translation adjustment (a)	(3,371)	(3,371)	(3,371)
FAS 143 cumulative adjustment (d)	—	1,021	3,613
Elimination of deficit with offsetting reduction to contributed surplus (e)	(70,573)	(70,573)	(70,573)
Adjusted reduction to contributed surplus resulting from the amalgamation with CSA Management Inc.	56,276	56,276	56,276
Renunciation of tax deductions on flow-through shares (b)	(1,281)	(1,281)	(1,281)

In accordance with US GAAP	44,409	(3,228)	(49,272)

Shareholders’ equity
In accordance with Canadian GAAP	$507,742	$348,921	$153,939

In accordance with US GAAP	$515,565	$352,984	$157,552

36      GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in United States dollars, tabular amounts in thousands)

(g)	The Company has a stock-based employee compensation plan which is described more fully in Note 9(f). Prior to 2003, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost was reflected in 2002 or 2001 net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2003, the Company adopted the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation prospectively to all employee awards granted, modified, or settled after January 1, 2003. Awards under the Company’s plans vest over three years. Therefore, the cost related to stock-based employee compensation included in the determination of net income for 2003 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of Statement 123. A table has been provided to illustrate the effect on earnings and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

Accordingly, the fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 2003, 2002, and 2001, respectively: risk-free interest rates of 4%, 4%, and 5%; dividend yields of 1%, 1%, and 0%; volatility factors of the expected market price of the Company’s common stock of 45%, 40%, and 48%; and a weighted average expected life of the options of 5 years, 5 years, and 3 years.

The weighted average grant date fair values of options issued in 2003, 2002 and 2001 were C$6.96, C$4.84, and C$2.56, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is expensed over the options’ vesting period, which is 3 years. The following are the Company’s pro forma earnings in accordance with United States accounting principles:

	2003	2002	2001
Earnings for the year, US GAAP	$97,783	$65,643	$51,008
Deduct: Unrecorded stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(4,186)	(5,820)	(1,862)

Pro forma earnings	$93,597	$59,823	$49,146

Earnings per share
Basic – as reported	$0.53	$0.37	$0.31

Basic – pro forma	$0.51	$0.34	$0.30

Diluted – as reported	$0.52	$0.36	$0.30

Diluted – pro forma	$0.50	$0.32	$0.29

(h)	Impact of Recent United States Accounting Pronouncements

Recently issued United States accounting pronouncements have been outlined below. Goldcorp believes the new standards issued by the US Financial Accounting Standards Board (FASB) will not affect the Company.

Amendment of Statement 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued Statement No. 149 which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company does not believe it will be affected by this pronouncement because it has no such derivative instruments or contracts.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued Statement No. 150 which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The Company does not believe it will be affected by this pronouncement because it has no financial instruments with such characteristics.

DIRECTORS

David R. Beatty, O.B.E.(4)

•	Resident of Toronto, Ontario

•	Chair and Chief Executive Officer of Beatinvest Limited, an Investment company. He is currently Managing Director of the Canadian Coalition for Good Governance and Professor of Strategy and Director of the Clarkson Centre for Business Ethics at the University of Toronto. He serves on the boards of the Bank of Montreal, Inmet Mining, First Service and Thistle Mining. He was previously Chair and Chief Executive Officer of Old Canada Corporation.

•	Director of Goldcorp and its predecessor companies since 1994.

Ronald M. Goldsack(1)

•	Resident of Toronto, Ontario

•	He is the President of Pondfield Capital Corporation Inc., an independent investment consultant company in corporate acquisitions, mergers, takeovers and valuations.

•	Director of Goldcorp since 2003.

Stuart R. Horne

• Resident of Caledon, Ontario

President of Tombill Mines Ltd.

• He was a Director of CSA Management Inc. from 1985 to 2000.

• Director of Goldcorp since 2000.

James P. Hutch, P.ENG.(4)

•	Resident of Saskatoon, Saskatchewan

•	He is President of Hutchtech Inc., an engineering consulting firm, for the past nine years. He is past President and Chief Executive Officer, and past Chair of the Saskatchewan Research Council. He has held senior executive and leadership positions in government, and the mining and manufacturing industries. He chairs and is a member of boards of directors of a number of advanced technology companies.

•	Director of Goldcorp and its predecessor companies since 1998.

Brian W. Jones (1) (2) (3)

•	Resident of St. Louis, Missouri, USA

•	President and Chief Executive Officer of New Heights International Inc., an investment company. He is a Director of several corporations.

•	Director of Goldcorp and its predecessor companies since 1990.

Robert R. McEwen

•	Resident of Toronto, Ontario

•	Chairman and Chief Executive Officer.

•	He has been a Director of Goldcorp and its predecessor companies since 1986. He is also Chair, Chief Executive Officer and a Director of Lexam Explorations Inc. He was previously Chair, Chief Executive Officer and a Director of CSA Management Inc.

Dr. Donald R.M. Quick(2) (3) (4)

•	Resident of Hamilton, Ontario

•	He is a Doctor of Chiropractic who owned and operated the East Hamilton Chiropractic Clinic from 1977 – 2002. He was a Director of CSA Management Inc. from 1996 to 2000.

•	Director of Goldcorp since 2000.

Michael L. Stein(1) (2) (3)

•	Resident of Toronto, Ontario

•	He is the Chair and Chief Executive Officer of the MPI Group, a private investment company. He is also Executive Chair of CAP REIT. Previously, Chair and Chief Executive Officer of Canada Apartment Communities Inc. and Canadian Apartment Management Inc.

•	He was a Director of CSA Management Inc. from 1994 to 2000.

•	Director of Goldcorp since 2000.

(1) Member of Audit Committee.

(2) Member of the Nominating & Corporate Governance Committee.

(3)Member of the Compensation Committee.

(4) Member of the Health, Safety & Environment Committee.

OFFICERS

Robert R. McEwen
Chairman and Chief Executive Officer

R. Bruce Humphrey
Senior Vice President and Chief Operating Officer

John A. Begeman
Vice President, Western Operations

Brad J. Boland
Vice President, Finance

Christopher J. Bradbrook
Vice President, Corporate Development

Gilles Filion
Vice President, Exploration

R. Gregory Laing
Vice President, Legal

Perry Y. Ing
Corporate Controller

MINE MANAGERS

John A. Begeman
Vice President, Western Operations – Wharf Mine

Steve Hodgson
General Manager – Saskatchewan Minerals

Claude Lemasson
General Manager – Red Lake Mine

Printed in Canada
Designed & produced by Stratagem Marketing & Design    • www.stratagem.on.ca

Corporate Office

145 King Street West, Suite 2700
Toronto, Ontario, Canada M5H 1J8

Tel: (416) 865-0326
Fax: (416) 361-5741
Email: info@goldcorp.com
Website: www.goldcorp.com

Investor Relations Enquiries

(800) 813-1412 (Canada and United States)

Listings

Common Shares

Trading Symbol: G

Trading Symbol: GG

Warrants

Trading Symbol: G.WT
(Expiry May 13, 2009)

Trading Symbol: G.WT.U
(Expiry April 30, 2007)

Options

CBOE Chicago Board of Options Exchange
AMEX American Stock Exchange
PCX Pacific Stock Exchange
MX Montreal Exchange

Index Memberships

S&P/TSX Canadian Mid Cap Index
S&P/TSX Canadian Gold Mines Index
FTSE London Gold Mines Index
XAU Philadelphia Stock Exchange Gold Index
HUI American Stock Exchange Gold Bugs Index
GMI Barron’s Gold Mining Index

Annual Report on Annual Information
Form and United States SEC Form 40-F

Shareholders may obtain a copy of the Company’s 2003 Annual Information Form and United States SEC Form 40-F without charge, upon written request.

Principal Registrar and Transfer Agent

Computershare Trust Company of Canada

100 University Avenue
9th Floor
Toronto, Ontario M5J 2Y1
Tel: (800) 564-6253
Fax: (416) 981-9800

Shareholder Enquires: (800) 564-6253

Email: caregistryinfo@computershare.com

Co-Registrar and Transfer Agent

The Bank of New York
101 Barclay Street
New York, New York 10286
Tel: (212) 815-4137
Fax: (212) 815-6979
Shareholder Enquiries: (800) 524-4458

Auditors

KPMG LLP
Chartered Accountants
Toronto, Canada

The Annual General Meeting of Shareholders will be held on Wednesday, June 16, 2004 in Toronto, Ontario.